CUSIP NO. 31769Q-10-8                                         Page 1 of 39 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                   Financial Services Acquisition Corporation
                                (Name of Issuer)



                          Common Stock, $.001 par value
                         (Title of Class of Securities)



                                   31769Q-10-8
                                 (CUSIP Number)

Welsh, Carson, Anderson                  William H. Hewitt, Esq.
  & Stowe                                Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                Maynard & Kristol
New York, New York  10022                45 Rockefeller Plaza
Attention:  Laura VanBuren               New York, New York  10111
Tel. (212) 945-2000                      Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 16, 1996
                          (Date of Event Which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].

CUSIP NO. 31769Q-10-8                                         Page 2 of 39 Pages

1)   Name of Reporting Person               Welsh, Carson, Ander-
     S.S. or I.R.S. Identification          son & Stowe VI, L.P.
     No. of Above Person
- -------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
- -------------------------------------------------------------------------------
3)   SEC Use Only
- -------------------------------------------------------------------------------
4)   Source of Funds                              OO
- -------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                         Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                              Delaware
- -------------------------------------------------------------------------------
Number of                   7)   Sole Voting      6,146,242 shares of
Shares Beneficially              Power            Common Stock,
Owned by Each                                     including shares
Reporting Person                                  issuable upon
                                                  exercise of
                                                  Warrants
                            ---------------------------------------------------
                            8)   Shared Voting
                                 Power                  -0-
                            ---------------------------------------------------
                            9)   Sole Disposi-    6,146,242 shares of
                                 tive Power       Common Stock,
                                                  including shares
                                                  issuable upon
                                                  exercise of
                                                  Warrants
                            ---------------------------------------------------
                            10)  Shared Dis-
                                 positive Power         -0-
                            ---------------------------------------------------
11)  Aggregate Amount Beneficially                6,146,242 shares of
     Owned by Each Reporting Person               Common Stock,
                                                  including shares
                                                  issuable upon
                                                  exercise of
                                                  Warrants
- -------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
- -------------------------------------------------------------------------------

CUSIP NO. 31769Q-10-8                                         Page 3 of 39 Pages

13)  Percent of Class
     Represented by                               47.8%
     Amount in Row (11)
- -------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                       PN

CUSIP NO. 31769Q-10-8                                         Page 4 of 39 Pages

1)   Name of Reporting Person               WCAS Information
     S.S. or I.R.S. Identification          Partners, L.P.
     No. of Above Person
- -------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
- -------------------------------------------------------------------------------
3)   SEC Use Only
- -------------------------------------------------------------------------------
4)   Source of Funds                              OO
- -------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                         Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                              Delaware
- -------------------------------------------------------------------------------
Number of                   7)   Sole Voting      105,186 shares of
Shares Beneficially              Power            Common Stock,
Owned by Each                                     including shares
Reporting Person                                  issuable upon
                                                  exercise of
                                                  Warrants
                            ---------------------------------------------------
                            8)   Shared Voting
                                 Power                  -0-
                            ---------------------------------------------------
                            9)   Sole Disposi-    105,186 shares of
                                 tive Power       Common Stock,
                                                  including shares
                                                  issuable upon
                                                  exercise of
                                                  Warrants
                            ---------------------------------------------------
                            10)  Shared Dis-
                                 positive Power         -0-
                            ---------------------------------------------------
11)  Aggregate Amount Beneficially                105,186 shares of
     Owned by Each Reporting Person               Common Stock,
                                                  including shares
                                                  issuable upon
                                                  exercise of
                                                  Warrants
- -------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
- -------------------------------------------------------------------------------

CUSIP NO. 31769Q-10-8                                         Page 5 of 39 Pages

13)  Percent of Class
     Represented by                               1.2%
     Amount in Row (11)
- -------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                       PN

CUSIP NO. 31769Q-10-8                                         Page 6 of 39 Pages


                                  Schedule 13D

Item 1.   Security and Issuer.

                  This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of Financial Services Acquisition Corporation, a Delaware corporation ("FSAC" or the "Issuer"). The principal executive offices of the Issuer are located at 667 Madison Avenue, New York, New York 10021.

Item 2.  Identity and Background.

                  (a) Pursuant to Rule 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe VI, L.P., a Delaware limited partnership ("WCAS VI"), and WCAS Information Partners, L.P., a Delaware limited partnership ("WCAS IP"). WCAS VI and WCAS IP are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement between the Reporting Persons to file as a group is attached hereto as Exhibit A (the "Group Agreement").

                  WCAS VI

                  (b)-(c) WCAS VI is a Delaware limited partnership. The principal business of WCAS VI is that of a private investment partnership. WCAS VI's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS VI is WCAS VI Partners, L.P., a Delaware limited partnership ("VI Partners").

                  WCAS IP

                  (b)-(c) WCAS IP is a Delaware limited partnership. The principal business of WCAS IP is that of a private investment partnership. WCAS IP's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS IP is WCAS INFO Partners, a Delaware general partnership ("INFO Partners").

                  VI Partners

                  (b)-(c) VI Partners is a Delaware limited partnership. The principal business of VI Partners is that of acting as the general partner of WCAS VI. VI Partners' principal

CUSIP NO. 31769Q-10-8                                         Page 7 of 39 Pages

business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of VI Partners are citizens of the United States, and their respective principal business addresses and principal occupations are as follows:

General Partners                    Address                   Occupation
- ----------------                    -------                   ----------
Patrick J. Welsh             Welsh, Carson, Ander-         General Partner,
                             son & Stowe                   VI Partners
                             320 Park Avenue
                             Suite 2500
                             New York, NY 10022

Russell L. Carson            Welsh, Carson, Ander-         General Partner,
                             son & Stowe                   VI Partners
                             320 Park Avenue
                             Suite 2500
                             New York, NY 10022

Bruce K. Anderson            Welsh, Carson, Ander-         General Partner,
                             son & Stowe                   VI Partners and
                             320 Park Avenue               INFO Partners
                             Suite 2500
                             New York, NY 10022

Richard H. Stowe             Welsh, Carson, Ander-         General Partner,
                             son & Stowe                   VI Partners
                             320 Park Avenue
                             Suite 2500
                             New York, NY 10022

Thomas E. McInerney          Welsh, Carson, Ander-         General Partner,
                             son & Stowe                   VI Partners and
                             320 Park Avenue               INFO Partners
                             Suite 2500
                             New York, NY 10022

Andrew M. Paul               Welsh, Carson, Ander-         General Partner,
                             son & Stowe                   VI Partners
                             320 Park Avenue
                             Suite 2500
                             New York, NY 10022

Laura VanBuren               Welsh, Carson, Ander-         General Partner,
                             son & Stowe                   VI Partners
                             320 Park Avenue
                             Suite 2500
                             New York, NY 10022

CUSIP NO. 31769Q-10-8                                         Page 8 of 39 Pages

James B. Hoover              Welsh, Carson, Ander-         General Partner,
                             son & Stowe                   VI Partners
                             320 Park Avenue
                             Suite 2500
                             New York, NY 10022

Robert A. Minicucci          Welsh, Carson, Ander-         General Partner,
                             son & Stowe                   VI Partners
                             320 Park Avenue
                             Suite 2500
                             New York, NY 10022

Anthony J. deNicola          Welsh, Carson, Ander-         General Partner,
                             son & Stowe                   VI Partners
                             320 Park Avenue
                             Suite 2500
                             New York, NY 10022

                  INFO Partners

                  (b)-(c) INFO Partners is a Delaware general partnership. The principal business of INFO Partners is that of acting as the general partner of WCAS IP. INFO Partners' principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of INFO Partners are citizens of the United States and their respective names, principal business addresses and principal occupations are set forth above.

                  (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

                  This statement relates to the acquisition by the Reporting Persons of an aggregate 2,333,174 shares of Common Stock and 3,918,254 Series B Redeemable Common Stock Purchase Warrants of the Issuer (the "Warrants") pursuant to an Agreement and Plan of Merger dated as of March 8, 1996, as amended, by and among the

CUSIP NO. 31769Q-10-8                                         Page 9 of 39 Pages

Issuer, EBIC Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer ("Merger Sub"), and Euro Brokers Investment Corporation, a Delaware corporation ("EBIC") (the "Merger Agreement"). The Merger Agreement is incorporated as Exhibit B hereto by reference to Exhibit 2.1 to the Quarterly Report on Form 10-Q dated May 15, 1996 of the Issuer (File No. 0-25056)(the "Form 10-Q"), and any description thereof is qualified in its entirety by reference thereto.

                  In accordance with the provisions of the Merger Agreement, Merger Sub merged with and into EBIC (the "Merger"), upon which the separate existence of Merger Sub ceased, leaving EBIC as the surviving corporation and a wholly-owned subsidiary of the Issuer. The Merger became effective on August 16, 1996. Upon effectiveness of the Merger, each share of Class B Common Stock, $.001 par value, of EBIC ("EBIC Common Stock") was converted into the right to receive (i) 2.6959212 shares of Common Stock, subject to certain escrow arrangements, (ii) 4.5274405 Warrants and (iii) $13.1365664 in cash, also subject to certain escrow arrangements. Additional cash payments were also made to EBIC shareholders in lieu of fractional shares of Common Stock and Warrants. The general partners of the respective general partners of the Reporting
Persons who were shareholders of EBIC also acquired Common Stock, Warrants and cash payments in the Merger. Each Warrant entitles the holder thereof to purchase one share of Common Stock for $5.00. The Warrants are exercisable immediately and expire on November 30, 2001. The Common Stock and Warrants issued in the Merger were registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-4 filed by the Issuer with the Securities and Exchange Commission on June 25, 1996 (SEC Registration No. 333-06753) (the "Form S-4").

Item 4.  Purpose of Transaction.

                  The purpose of the transaction described in Item 3 above was to effect the acquisition of EBIC by the Issuer.

Item 5.  Interest in Securities of the Issuer.

                  The following information is based on a total of 9,011,332 shares of Common Stock outstanding after the Merger, and gives effect to the exercise of all presently-exercisable Warrants held by the Reporting Persons, the general partners thereof and the general partners of such general partners:

                  (a)

                  WCAS VI and VI Partners

CUSIP NO. 31769Q-10-8                                        Page 10 of 39 Pages

                  WCAS VI owns 6,146,242 shares of Common Stock, or approximately 47.8% of the Common Stock outstanding. VI Partners, as the general partner of WCAS VI, may be deemed to beneficially own the securities owned by WCAS VI.

                  WCAS IP and INFO Partners

                  WCAS IP owns 105,186 shares of Common Stock, or approximately 1.2% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

                  General Partners of VI Partners and INFO Partners

                  (i) Patrick J. Welsh owns 62,062 shares of Common Stock, or approximately .69% of the Common Stock outstanding.

                  (ii) Russell L. Carson owns 62,062 shares of Common Stock, or approximately .69% of the Common Stock outstanding.

                  (iii) Bruce K. Anderson owns 62,062 shares of Common Stock, or approximately .69% of the Common Stock outstanding.

                  (iv) Richard H. Stowe owns an aggregate 32,864 shares of Common Stock (including 16,432 shares held by DE Charter Trust Co., as Trustee FBO the IRA/Rollover of Richard H. Stowe), or approximately .36% of the Common Stock outstanding.

                  (v) Andrew M. Paul owns 15,774 shares of Common Stock, or approximately .17% of the Common Stock outstanding.

                  (vi) Thomas E. McInerney owns 21,033 shares of Common Stock, or approximately .23% of the Common Stock outstanding.

                  (vii) Laura VanBuren owns 2,628 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                  (viii) James B. Hoover owns an aggregate 19,717 shares of Common Stock (including 6,572 shares held by DE Charter Trust Co., as Trustee FBO the IRA/Rollover of James B. Hoover), or approximately .22% of the Common Stock outstanding.

                  (ix) Robert A. Minicucci owns 21,033 shares of Common Stock, or approximately .23% of the Common Stock

CUSIP NO. 31769Q-10-8                                        Page 11 of 39 Pages

         outstanding.

                  (x) Anthony J. deNicola owns 5,257 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                  (b) The general partners of each of VI Partners and INFO Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the shares owned by WCAS VI and WCAS IP, respectively. Each of the general partners of VI Partners and INFO Partners disclaims beneficial ownership of all shares other than the shares he or she owns directly or by virtue of his or her indirect pro rata interest, as a partner of VI Partners and/or INFO Partners, as the case may be, in the shares owned by WCAS VI and/or WCAS IP.

                  (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the Issuer's securities in the past 60 days.

                  (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the securities of the Issuer owned by WCAS VI or WCAS IP.

                  (e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

                  In accordance with the terms of the Merger Agreement ten percent of the shares of Common Stock that were received as consideration for the Merger were placed in escrow for one year, subject to certain indemnification and other obligations, pursuant to an escrow agreement (the "Escrow Agreement"). A Form of Escrow Agreement is incorporated as Exhibit C hereto by reference to Exhibit 2.4 to the Form 10-Q, and any description thereof is qualified in its entirety by reference thereto.

                  The Reporting Persons and the general partners of the respective general partners thereof also entered into letter agreements dated August 16, 1996 (the "Affiliate Letters") with the Issuer. Each person executing an Affiliate Letter agreed, among other things, that any disposition of securities of the Issuer must be registered under the Securities Act of 1933, as amended (the "Act"), or made in conformity with Rule 145 thereunder. A Form of Affiliate Letter is incorporated as Exhibit D hereto by reference to
Exhibit 10.12 to the Form S-4, and any description thereof is qualified in its entirety by reference thereto. In

CUSIP NO. 31769Q-10-8                                        Page 12 of 39 Pages

addition, a Registration Rights Agreement by and among the Issuer and the stockholders named therein, including the Reporting Persons (the "Registration Rights Agreement"), was entered into, granting certain rights to registration under the Act with respect to the securities of the Issuer specified therein. A copy of the Registration Rights Agreement is annexed hereto as Exhibit E, and any description thereof is qualified in its entirety by reference thereto.

                  According to the terms of the Merger Agreement, it is contemplated that as soon as reasonably practicable following the consummation of the Merger, subject to the advice of its financial advisors, the Issuer will commence an exchange offer to acquire all Warrants that are outstanding, including those issued in the Merger, in exchange for Common Stock (the "Exchange Offer"). In connection therewith, the Reporting Persons entered into a Security Transfer Agreement with the Issuer (the "Security Transfer Agreement") which obligates the Reporting Person to tender for exchange a proportionate number of Warrants. Pursuant to the Security Transfer Agreement the Reporting Persons also agreed not to sell, pledge, encumber, dispose, grant a security interest in or otherwise dispose of or transfer any securities of the Issuer for the period commencing with the effectiveness of the Merger and ending on November 30, 1996, not withstanding the obligation to participate in the Exchange Offer. A Form of Security Transfer Agreement is incorporated as Exhibit F hereto by reference to Exhibit 2.2 to the Form 10-Q, and any description thereof is qualified in its entirety by reference thereto.

Item 7. Material to Be Filed as Exhibits.

                  Exhibit A -  Group Agreement  (Appears at Page 14)

                  Exhibit B - Merger Agreement (Incorporated by Reference to
                  Exhibit 2.1 to the Form 10-Q)

                  Exhibit C - Escrow Agreement (Incorporated by Reference to
                  Exhibit 2.4 to the Form 10-Q)

                  Exhibit D - Affiliate Letter (Incorporated by Reference to
                  Exhibit 10.12 to the Form S-4)

                  Exhibit E - Registration Rights Agreement (Appears at Page 15)

                  Exhibit F - Security Transfer Agreement (Incorporated by Reference to Exhibit 2.2 to the Form 10-Q)

CUSIP NO. 31769Q-10-8                                        Page 13 of 39 Pages

                                    Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        WELSH, CARSON, ANDERSON &
                                          STOWE VI, L.P.

                                        By: WCAS VI Partners, L.P.,
                                            General Partner


                                        By: /s/ Bruce K. Anderson
                                            -------------------------
                                            General Partner


                                        WCAS INFORMATION PARTNERS,
                                          L.P.

                                        By: WCAS INFO Partners,
                                            General Partner


                                        By: /s/ Bruce K. Anderson
                                            -------------------------
                                            General Partner

Date:  August 22, 1996

CUSIP NO. 31769Q-10-8                                        Page 14 of 39 Pages

                                                                      EXHIBIT A

                                    AGREEMENT
                                       OF
                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.,
                       AND WCAS INFORMATION PARTNERS, L.P.

                            Pursuant to Rule 13d-1(f)

                  The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.


                                       WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                       By:  WCAS VI Partners, L.P.,
                                              General Partner


                                       By /s/ Bruce K. Anderson
                                          -------------------------
                                                General Partner


                                       WCAS INFORMATION PARTNERS, L.P.
                                       By:  WCAS INFO Partners,
                                              General Partner


                                       By /s/ Bruce K. Anderson
                                          -------------------------
                                                General Partner


Date:  August 22, 1996

CUSIP NO. 31769Q-10-8                                        Page 15 of 39 Pages

                                                                      EXHIBIT E

                          REGISTRATION RIGHTS AGREEMENT



                  REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of ___________________, 1996, by and among Financial Services Acquisition Corporation, a Delaware corporation (the "Company"), and the stockholders listed on Annexes I, II and III hereto and signatory hereto (the "Stockholders").

                  WHEREAS, the Company has entered into an Agreement and Plan of Merger, dated as of March 8, 1996 (the "Merger Agreement"), with EBIC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company ("Sub"), and Euro Brokers Investment Corporation, a Delaware corporation ("Euro Brokers"), providing for, among other things, the merger (the "Merger") of Sub with and into Euro Brokers; and

                  WHEREAS, this Agreement is being entered into in connection with and as a condition to the parties thereto closing the Merger and the other transactions contemplated under the Merger Agreement;

                  NOW THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties signatory hereto agree as follows:


                  1. Certain Definitions. As used herein, the following terms shall have the following respective meanings:

                  "Commission" shall mean the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.

                  "Common Stock" shall mean the Common Stock, $.001 par value, of the Company as constituted as of the date of this Agreement, subject to adjustment pursuant to the provisions of Section 7 hereof.

                  "EBIC Management Shares" shall mean (i) all shares of Common Stock (including without limitation the Merger Escrow Shares and any shares of Common Stock issued in respect of New Options (as defined in the Merger Agreement)) issued to the EBIC Management Stockholders in connection with the

CUSIP NO. 31769Q-10-8                                        Page 16 of 39 Pages

         Merger and (ii) any additional shares of Common Stock issued in respect of the Merger Warrants held by the EBIC Management Stockholders (including any Warrants issued as part of the New Options), whether upon exercise thereof pursuant to their terms, upon the exchange thereof pursuant to the Exchange Offer (as defined in the Merger Agreement) or otherwise.

                  "EBIC Management Stockholders" shall mean those persons listed on Annex II hereto.

                  "Exchange Act" shall mean the Securities Exchange Act of 1934 or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

                  "Existing Registration Obligations" shall mean (i) the registration obligations of the Company under that certain Warrant Agreement, dated November 30, 1994, between the Company and Continental Stock Transfer Trust Company, and (ii) the registration obligations of the Company under that certain Unit Purchase Option, dated November 30, 1994 and granted by the Company to certain persons and entities.

                  "FSAC Management Escrow Shares" shall mean all 833,333 FSAC Management Shares that have been deposited in escrow pursuant to the terms of that certain Stock Escrow Agreement, dated November 30, 1994, between the Company, Continental Stock Transfer & Trust Company and the FSAC Management Stockholders.

                  "FSAC Management Shares" shall mean (i) the aggregate 1,430,333 shares of Common Stock currently held by the Management Stockholders (including the FSAC Management Escrow Shares) and (ii) any additional shares of Common Stock issued in respect of the conversion, pursuant to their terms, or the exchange, pursuant to the Exchange Offer (as defined in the Merger Agreement) or otherwise, of the FSAC Management Warrants.

                  "FSAC Management Stockholders" shall mean those persons listed on Annex III hereto.

                  "FSAC Management Warrants" shall mean (i) the aggregate 1,399,000 Warrants currently held by the FSAC Management Stockholders and (ii) any securities (other than Common Stock) issued upon exchange, adjustment or transfer of any such Warrants.

                  "Investor Shares" shall mean (i) all shares of Common

CUSIP NO. 31769Q-10-8                                        Page 17 of 39 Pages

         Stock (including without limitation the Merger Escrow Shares and any shares of Common Stock issued in respect of New Options) issued to the Investor Stockholders in connection with the Merger and (ii) any additional shares of Common Stock issued in respect of the Merger Warrants held by the Investor Stockholders (including any Warrants issued as part of the New Options), whether upon the exercise thereof pursuant to their terms, upon the exchange thereof pursuant to the Exchange Offer (as defined in the Merger Agreement) or otherwise.

                  "Investor Stockholders" shall mean those persons listed on Annex I hereto.

                  "Management Shares" shall mean, collectively, the EBIC Management Shares and the FSAC Management Shares.

                  "Management Stockholders" shall mean, collectively, the EBIC Management Stockholders and the FSAC Management Stockholders.

                  "Merger Escrow Shares" shall mean all Investor Shares and EBIC Management Shares that, pursuant to the terms of the Merger Agreement and that certain Escrow Agreement, dated as of March 8, 1996, among the Company, Sub, Euro Brokers, United States Trust Company of New York, as escrow agent, and certain others, have been deposited into escrow to pay, if applicable, certain indemnification and other obligations arising under the Merger Agreement.

                  "Merger Warrants" shall mean (i) all Warrants issued to the Investor Stockholders and the EBIC Management Stockholders in connection with the Merger and (ii) any securities (other than Common Stock) issued upon exchange, adjustment or transfer of any such Warrants.

                  "Public Sale" shall mean any sale or other disposition of Common Stock to the public pursuant to an offering registered under the Securities Act or pursuant to the provisions of Rule 144 (or any successor or similar rule) adopted under the Securities Act.

                  "Registrable Stock" shall mean the Investor Shares, the Management Shares and any securities issued upon exchange, adjustment or transfer of any of such shares, subject to adjustment pursuant to the provisions of Section 7 hereof, provided, however, that neither the Merger Escrow Shares nor the FSAC Management Escrow Shares shall be deemed to constitute shares of Registrable Stock for purposes of the registration rights granted pursuant to Sections 2 or 3 below

CUSIP NO. 31769Q-10-8                                        Page 18 of 39 Pages

         until such time as such shares shall have been released from escrow. As to any particular Registrable Stock, such securities shall cease to be Registrable Stock when they have been sold or otherwise disposed of pursuant to a Public Sale.

                  "Registration Expenses" shall mean the expenses so described in Section 5 hereof.

                  "Securities Act" shall mean the Securities Act of 1933 or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

                  "Selling Expenses" shall mean the expenses so described in Section 5 hereof.

                  "Warrants" shall mean the Redeemable Common Stock Purchase Warrants of the Company.


                  2. Required Registration.

         (a) At any time after October 1, 1996, (i) in the case of the first such request, the holders of Investor Shares representing at least a majority of the total outstanding Investor Shares constituting Registrable Stock at such time, and (ii) in the case of the second such request, the holders of at least a majority of the total outstanding Registrable Stock at such time, may request the Company to register under the Securities Act all or any portion of the Registrable Stock held by such requesting holder or holders for sale in the manner specified in such notice, provided, however, that (x) the only securities which the Company shall be required to register pursuant hereto shall be shares of Common Stock and (y) the Company shall take all necessary steps to ensure that the first registration of Registrable Stock pursuant to a request made under this Section 2 is not declared or deemed effective by the Commission prior to November 30, 1996.

         (b) Promptly following receipt of any notice under paragraph (a) above, the Company shall notify each holder of Management Shares and any other holders of Registrable Stock of whom the Company is aware from whom notice has not been received and shall, subject to the proviso to said paragraph (a), use its best efforts to register under the Securities Act, for Public Sale in accordance with the method of disposition specified in such notice from requesting holders, the number of shares of Registrable Stock specified in such notice (and in any notices received from other holders pursuant to this paragraph (b) within 20 days after their receipt of such notice from the Company). If the

CUSIP NO. 31769Q-10-8                                        Page 19 of 39 Pages

holders of a majority of the Registrable Stock requesting registration specify an underwritten public offering, the Company shall designate the managing underwriter of such offering, subject to the approval of the holders of a majority of the Registrable Stock covered by the offering, which approval shall not be unreasonably withheld. The Company shall be obligated to register Registrable Stock pursuant to this Section 2 on two occasions only. Notwithstanding anything to the contrary contained herein, the obligation of the Company under this Section 2 shall be deemed satisfied only when a registration statement covering all shares of Registrable Stock specified in notices received as aforesaid, for sale in accordance with the method of disposition (subject to clauses (i) and (ii) of paragraph (d) below) specified by the requesting holders, shall have become effective and, if such method of disposition is a firm commitment underwritten public offering, all such shares shall have been sold pursuant thereto.

         (c) The Company shall be entitled to include in any registration statement referred to in this Section 2, for sale in accordance with the method of disposition specified by the requesting holders, shares of Common Stock to be sold by the Company for its own account, except as and to the extent that, in the opinion of the managing underwriter (if such method of disposition shall be an underwritten public offering), such inclusion would adversely affect the marketing of the Registrable Stock to be sold. Except as provided in this paragraph (c), the Company will not effect any registration of its Common Stock to be sold for cash for its own account from the date of receipt of a notice from requesting holders pursuant to this Section 2 until the completion of the period of distribution of the registration contemplated thereby or withdrawal of the registration.

         (d) Notwithstanding anything to the contrary contained in this Section2:

                  (i) The number of Management Shares included in the Registrable Stock to be included in any registration statement referred to in this Section 2 for which the requested method of disposition is an underwritten public offering may be reduced (pro rata among the requesting holders of Management Shares based upon the number of Management Shares so requested to be registered) if and to the extent that in the opinion of the managing underwriter, such inclusion would adversely affect the marketing of the Registrable Stock to be sold, provided, however, that if the Company has determined to include in such registration statement shares of Common Stock to be sold for its own account, as contemplated by Section 2(c) above, any reduction shall first be made, if and to the extent necessary, from such shares (including a

CUSIP NO. 31769Q-10-8                                        Page 20 of 39 Pages

         reduction to zero) before any reduction is made from the shares requested to be registered by the requesting holders of Management Shares.

                  (ii) The number of shares of Registrable Stock to be included in any registration statement referred to in this Section 2 for which the method of disposition is other than an underwritten public offering shall not, prior to June 30, 1997, exceed a number equal to 50% of the number of shares of Registrable Stock then outstanding, provided, however, that such limitation shall not apply if, at any time prior to the request for such registration, the product obtained by multiplying
         (x) the number of outstanding shares of Common Stock by (y) the closing price of a share of Common Stock in the principal securities market in which the Common Stock shall be traded shall have exceeded $100 million for 20 consecutive trading days.

                  (iii) The Company shall not be required to file a registration statement pursuant to this Section 2, (x) during any period of time when (A) the Company is contemplating an underwritten public offering of its equity securities and, in the judgment of the managing underwriter thereof, such filing would adversely affect the contemplated offering, (B) the Company is in possession of material non-public information the disclosure of which in such registration statement it reasonably believes would be detrimental to the Company at such time or (C) the Company is required under the Securities Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion therein or (y) during the pendency of the Exchange Offer or within 60 days after the consummation or termination thereof. The aggregate delays or postponements by the Company of the filing of a registration statement pursuant to clause (x) of this
         Section 2(d)(iii) shall not exceed 60 days.

                  3. Incidental Registration. If the Company at any time after November 30, 1996 (other than pursuant to Section 2 hereof or in connection with the Exchange Offer or pursuant to its Existing Registration Obligations) proposes to register any of its Common Stock under the Securities Act for sale to the public, whether for its own account or for the account of other securityholders or both (except with respect to registration statements on Forms S-4 or S-8 (or any successor forms), a registration pursuant to an employee benefit plan or a registration of securities on a form which does not permit the inclusion of securities sold in a secondary offering), it will give written notice at such time to all holders of whom it is aware of out-

CUSIP NO. 31769Q-10-8                                        Page 21 of 39 Pages

standing Registrable Stock of its intention to do so. Upon the written request of any such holder, given within 30 days after receipt of any such notice by the Company, to register any of its Registrable Stock (in accordance, subject to the following sentence, with the method of disposition being used by the Company as specified in the Company's notice), the Company will use its best efforts to cause the Registrable Stock as to which registration shall have been so requested, to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent requisite to permit the sale or other disposition by the holder of such Registrable Stock so requested to be registered. In the event that any registration pursuant to this
Section 3 shall be, in whole or in part, an underwritten public offering of Common Stock, any request by a holder pursuant to this Section 3 to register Registrable Stock shall specify that either (i) such Registrable Stock is to be included in the underwriting on the same terms and conditions as the shares of Common Stock otherwise being sold through underwriters under such registration or (ii) such Registrable Stock is to be sold in the open market without any underwriting, on terms and conditions comparable to those normally applicable to offerings of common stock in reasonably similar circumstances. The number of shares of Registrable Stock to be included in such an underwriting may be reduced (pro rata among the requesting holders based upon the number of shares so requested to be registered) if and to the extent that the managing underwriter shall be of the opinion that such inclusion would adversely affect the marketing of the securities to be sold by the Company therein, provided, however, that no reduction of the number of shares of Registrable Stock so to be included in such registration shall be made if any shares are to be included therein for the account of any person other than the Company or another holder pursuant to a demand registration right existing at the date of this Agreement or permitted hereby.

                  Notwithstanding the foregoing, the Company may at any time in its discretion withdraw, without the consent of any requesting holders, a registration statement that the Company had filed or proposed to file pursuant to this Section 3 and abandon the proposed offering in which any requesting holder or holders had requested to participate.

                  4. Registration Procedures.

         (a) If and whenever the Company is required by the provisions of
Section 2 or 3 hereof to use its best efforts to effect the registration of any of the Registrable Stock under the Securities Act, the Company will:

                  (i) prepare (and afford a single counsel for the

CUSIP NO. 31769Q-10-8                                        Page 22 of 39 Pages

         selling holders of Registrable Stock reasonable opportunity to review and comment thereon) and file with the Commission as soon as practicable (but in a any event within 60 days of receipt of a request from requesting holders pursuant to Section 2 hereof) a registration statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the underwritten sale of the Registrable Stock (which, in the case of an underwritten public offering pursuant to Section 2 hereof, shall be Form S-1, S-3 or another form of general applicability satisfactory to the managing underwriter selected as therein provided) with respect to such securities and use its best efforts to cause such registration statement to become effective and to remain effective until, in the case of a firm commitment underwritten public offering, until each underwriter has completed the distribution of all securities purchased by it, and, in the case of any other registration, until the earlier of (x) the sale of all Registrable Stock covered thereby and
         (y) 120 days after the effective date thereof.

                  (ii) prepare (and afford a single counsel for the selling holders of Registrable Stock reasonable opportunity to review and comment thereon) and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period specified in paragraph (i) above and as comply with the provisions of the Securities Act with respect to the disposition of all Registrable Stock covered by such registration statement in accordance with the method(s) of disposition set forth in such registration statement for such period;

                  (iii) furnish to each seller and to each underwriter such number of copies of the registration statement and the prospectus included therein (including each preliminary prospectus) as such persons may reasonably request in order to facilitate the Public Sale of the Registrable Stock covered by such registration statement;

                  (iv) use its best efforts to register or qualify the Registrable Stock covered by such registration statement under the securities or blue sky laws of such jurisdictions as a majority in interest of the sellers of Registrable Stock or, in the case of an underwritten public offering, the managing underwriter, shall reasonably request (provided that the Company will not be required to (x) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (iv)

CUSIP NO. 31769Q-10-8                                        Page 23 of 39 Pages

         or (y) take any action that would subject it to taxation in any such jurisdiction or to general service of process in any jurisdiction);

                  (v) immediately notify each seller under such registration statement and each underwriter, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

                  (vi) use its reasonable best efforts (if the offering is underwritten) to furnish, at the request of holders of a majority in interest of the Registrable Stock being sold, on the date that Registrable Stock is delivered to the underwriters for sale pursuant to such registration: (x) an opinion, dated such date, of counsel representing the Company for the purposes of such registration, addressed to the underwriters and to such seller, stating that such registration statement has become effective under the Securities Act and that (A) to the knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act, (B) the registration statement, the related prospectus, and each amendment or supplement thereof, comply as to form in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder (except that such counsel need express no opinion as to financial statements contained therein) and (C) to such other effects as are customarily covered in such opinions given in connection with such registrations and are reasonably requested by counsel for the underwriters or by such sellers or their counsel, and (y) a letter dated such date from the independent public accountants retained by the Company, addressed to the underwriters and to such sellers, stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters with respect to the registration in respect of which such letter is being given as are customarily covered in such letters given in

CUSIP NO. 31769Q-10-8                                        Page 24 of 39 Pages

         connection with such registrations and are reasonably requested by such underwriters or sellers;

                  (vii) make available for inspection by each seller, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement, in each case, subject to the Company's prior receipt from such persons of appropriate agreements to maintain the confidentiality of any such records, documents and information; and

                  (viii) if such registration covers a firm commitment underwritten public offering, enter into a written agreement with the managing underwriter selected in the manner herein provided in such form and containing such provisions as are customary in the securities business for such an arrangement between major underwriters and companies of the Company's size and investment stature, provided that such agreement shall not contain any such provision applicable to the Company which is inconsistent with the provisions hereof and provided, further, that the time and place of the closing under said agreement shall be as mutually agreed upon between the Company and such managing underwriter.

         (b) In connection with each registration hereunder, the selling holders of Registrable Stock will:

         (i) furnish to the Company in writing such information with respect to themselves and the proposed distribution by them as shall be reasonably necessary in order to assure compliance with federal and applicable state securities laws or as shall reasonably be requested by the Company or its counsel; and

         (ii) not effect any public sale or distribution of the issue being registered or any equity security of the Company, or any securities convertible into or exchangeable or exercisable for such equity securities, including a sale pursuant to Rule 144 under the Securities Act, during the 14 days prior to, and during the 90-day period beginning on, the effective date of such registration statement (except as part of such registration), if and to the extent requested by the Company or the managing underwriter.

CUSIP NO. 31769Q-10-8                                        Page 25 of 39 Pages

         (c) Each seller of Registrable Stock agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in
Section 4(a)(v) that requires the preparation of a supplement or amendment to such prospectus, such seller will forthwith discontinue disposition of Registrable Stock pursuant to the registration statement covering such Registrable Stock until such seller's receipt of the copies of the supplemented or amended prospectus, and, if so directed by the Company, such seller will deliver to the Company all copies, other than permanent file copies, then in such seller's possession, of the most recent prospectus covering such Registrable Stock at the time of receipt of such notice. In the event the Company shall give such notice, the Company shall extend the period during which such registration statement shall be maintained effective by the number of days during the period from and including the date of the giving of notice hereof to the date when the Company shall make available to the sellers of Registrable Stock a supplemented or amended prospectus.

         (d) In connection with each registration pursuant to Sections 2 and 3 hereof covering an underwritten public offering, no holder of Registrable Stock may participate in any registration hereunder unless such holder (i) agrees to sell its Registrable Stock on the basis provided in the underwriting arrangements applicable to such registration (appropriately modified if such sales are not covered by such underwriting) and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents as are required to be executed under the terms of such underwriting arrangements, subject, however, to the provisions of Section 6 hereof.

                  5. Expenses. All expenses incurred by the Company in complying with Sections 2 and 3 hereof, including without limitation all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars, costs of insurance and reasonable fees and expenses of a single counsel for the sellers of Registrable Stock, but excluding any Selling Expenses, are herein called "Registration Expenses." All underwriting discounts, selling commissions and transfer taxes applicable to the sale of Registrable Stock and any out-of-pocket expenses (other than the single counsel described above) of the sellers (or agents who manage their accounts) are herein called "Selling Expenses."

                  The Company will pay all Registration Expenses in connection with each registration statement filed pursuant to Section 2 or 3 hereof. All Selling Expenses in connection with

CUSIP NO. 31769Q-10-8                                        Page 26 of 39 Pages

any registration statement filed pursuant to Section 2 or 3 hereof shall be borne by the participating sellers in proportion to the number of shares sold by each, or by such persons other than the Company (except to the extent the Company shall be a seller) as they may agree.

                  6. Indemnification. In the event of a registration of any of the Registrable Stock under the Securities Act pursuant to Section 2 or 3 hereof, the Company will indemnify and hold harmless each seller of such Registrable Stock thereunder and each underwriter of Registrable Stock thereunder and each officer, director and each other person, if any, who controls such seller or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such seller or underwriter or controlling person becomes subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Registrable Stock was registered under the Securities Act pursuant to Section 2 or 3, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such seller, each such underwriter and each such controlling person for any reasonable legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by or on behalf of such seller, such underwriter or such controlling person in writing specifically for use in such registration statement or prospectus or any amendment or supplement thereof.

                  In the event of a registration of any of the Registrable Stock under the Securities Act pursuant to Section 2 or 3 hereof, each seller of such Registrable Stock thereunder, severally and not jointly, will indemnify and hold harmless the Company and each officer, director and each other person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such

CUSIP NO. 31769Q-10-8                                        Page 27 of 39 Pages

officer or director or underwriter or controlling person becomes subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Registrable Stock was registered under the Securities Act pursuant to Section 2 or 3, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, underwriter and controlling person for any reasonable legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in conformity with information pertaining to such seller, as such, furnished in writing to the Company by such seller specifically for use in such registration statement or prospectus or any amendment or supplement thereof, provided, further, however, that the liability of each seller hereunder shall be limited to the proportion of any such loss, claim, damage, liability or expense which is equal to the proportion that the public offering price of shares sold by such seller under such registration statement bears to the total public offering price of all securities sold thereunder, but not to exceed the proceeds received by such seller from the sale of Registrable Stock covered by such registration statement.

                  Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party other than under this Section 8. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 6 for any legal expenses subsequently incurred by such

CUSIP NO. 31769Q-10-8                                        Page 28 of 39 Pages

indemnified party in connection with the defense thereof, provided, however, that, if the defendants in any such action include both the indemnified party and the indemnifying party and, in the opinion of counsel reasonably satisfactory to the indemnifying party a material conflict of interest exists between the indemnifying party and the indemnified party in connection with such action, the indemnified party shall have the right to select a separate counsel (reasonably acceptable to the Company) and to assume such legal defenses and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred.

                  Notwithstanding the foregoing, any indemnified party shall have the right to retain its own counsel in any such action, but the fees and disbursements of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party shall have failed to retain counsel for the indemnified person as aforesaid or (ii) the indemnifying party and such indemnified party shall have mutually agreed to the retention of such counsel. It is understood that the indemnifying party shall not, in connection with any action or related actions in the same jurisdiction, be liable for the fees and disbursements of more than one separate firm qualified in such jurisdiction to act as counsel for all indemnified parties. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment.

                  If the indemnification provided for in the first two paragraphs of this Section 6 is unavailable or insufficient to hold harmless an indemnified party under such paragraphs in respect of any losses, claims, damages or liabilities or actions in respect thereof referred to therein, then each indemnifying party shall in lieu of indemnifying such indemnified party contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or actions in such proportion as appropriate to reflect the relative fault of the Company, on the one hand, and the sellers of such Registrable Stock, on the other, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or actions as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact relates to information supplied by the Company, on the one hand, or the sellers of such Registrable Stock, on the other, and to the parties' relative

CUSIP NO. 31769Q-10-8                                        Page 29 of 39 Pages

intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the sellers of Registrable Stock agree that it would not be just and equitable if contributions pursuant to this paragraph were determined by pro rata allocation (even if all of the sellers of such Registrable Stock were treated as one entity for such purpose) or by any other method of allocation which did not take account of the equitable considerations referred to above in this paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or action in respect thereof, referred to above in this paragraph, shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this paragraph, the sellers of such Registrable Stock shall not be required to contribute any amount in excess of the amount, if any, by which the total price at which the Common Stock sold by each of them was offered to the public exceeds the amount of any damages which they would have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission. No person guilty of fraudulent misrepresentations (within the meaning of Section 11(f) of the Securities Act), shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation.

                  7. Changes in Common Stock. If, and as often as, there are any changes in the Common Stock by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof, as may be required, so that the rights and privileges granted hereby shall continue with respect to the Common Stock as so changed and shall apply to any securities received in any such transaction.

                  8. Rule 144 Reporting. The Company covenants that it will file any reports required to be filed by it under the Securities Act and the Exchange Act and that it will take such further action as any holder of Registrable Stock may reasonably request, all to the extent required from time to time to enable such holder to sell Registrable Stock without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rule may be amended from time to time. Upon the request of such holder, the Company will deliver to such holder a written statement as to whether it has complied with such requirements.

                  9. Other Registration Rights Agreements. (a) All rights heretofore granted by the Company or Euro Brokers (i) to the FSAC Management Stockholders relating to the registration of

CUSIP NO. 31769Q-10-8                                        Page 30 of 39 Pages

the FSAC Management Shares or (ii) to the Investor Stockholders or the EBIC Management Stockholders pursuant to the Registration Rights Agreement dated as of May 19, 1994 (the "Original Registration Rights Agreement") among Euro Brokers, the Investor Stockholders and the EBIC Management Stockholders, are hereby terminated and superseded by the rights granted by the Company as provided in this Agreement, and the Original Registration Rights Agreement and any and all previously existing registration rights granted to the Management Stockholders or the Investor Stockholders are hereby canceled, waived and shall have no further force or effect. Notwithstanding the foregoing, nothing in this Agreement shall cancel, waive or otherwise affect any of the Existing Registration Obligations (or constitute a cancellation or waiver of any rights of any person or entity under any of the Existing Registration Obligations).

         (b) Nothing herein shall prohibit or limit the Company from entering into an agreement providing holders of securities which may hereafter be issued by the Company with such registration rights exercisable at such time or times and in such manner as the Board of Directors shall deem in the best interests of the Company so long as the performance by the Company of its obligations under such other agreement will not cause the Company to breach its obligations to the holders of Registrable Stock hereunder.

                  10. Miscellaneous.

         (a) All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto, including, without limitation, the rights to indemnification under Section 6 hereof, shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. Without limiting the generality of the foregoing, the registration rights conferred herein on the holders of Registrable Stock shall inure to the benefit of any and all subsequent holders from time to time of the Registrable Stock (but only so long as such Registrable Stock remains Registrable Stock).

         (b) So long as Registrable Stock remains subject to this agreement, the Company will not enter into any merger, consolidation, sale of substantially all of its assets or other transaction in which it is not the surviving entity unless the acquiror shall expressly assume by a supplemental agreement, executed and delivered to the remaining holders of Registrable Stock, in form satisfactory to holders of a majority of the Registrable Stock then remaining, the due and punctual performance of every covenant of this Agreement on the part of the Company to be performed and observed with respect to the Registrable Stock after such transaction.

CUSIP NO. 31769Q-10-8                                        Page 31 of 39 Pages

         (c) All notices, requests, consents and other communications hereunder shall be in writing and shall be mailed by first class registered mail, postage prepaid, addressed as follows:

                           if to the Company, to it at 667 Madison Avenue, 11th
                  Floor, New York, New York 10021, Attention: Gilbert Scharf;

                           if to any holder of Registrable Stock, to it at its
                  address as set forth in Annex I, Annex II or Annex III hereto;

                           if to any subsequent holder of Registrable Stock, to
                  it at such address as may have been furnished to the Company in writing by such holder;

or, in any case, at such other address or addresses as shall have been furnished in writing to the Company (in the case of a holder of Registrable Stock), or to the holders of Registrable Stock (in the case of the Company).

         (D) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

         (e) This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof, and supersedes all other prior agreements and understandings, whether oral or written, relating to the subject matter hereof. This Agreement may not be modified or amended, and the provisions hereof may not be waived, except in writing signed by each of (i) the Company, (ii) Management Stockholders then holding, in the aggregate, a majority of the Registrable Stock then held by all Management Stockholders as a whole and (iii) Investor stockholders then holding, in the aggregate, a majority of the Registrable Stock then held by all Investor Stockholders as a whole.

         (f) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and shall become effective as to each holder of Registrable Stock upon such holder's execution of a counterpart after execution of a counterpart by the Company.

         (g) The Company shall not hereafter enter into any agreement with respect to its securities that grants any person or entity any registration rights with respect to the Company's securities that take precedence over the rights granted to the Stockholders hereunder, provided, however that the Company shall have the right to grant registration rights on a basis substantially identical to those provided in this Agreement with respect

CUSIP NO. 31769Q-10-8                                        Page 32 of 39 Pages

to additional shares of Common Stock (or securities convertible into or exercisable for shares of Common Stock) issued to any stockholder.

CUSIP NO. 31769Q-10-8                                        Page 33 of 39 Pages

                  Please indicate your acceptance of the foregoing by signing and returning the enclosed counterpart of this Agreement, whereupon this Agreement shall become binding upon the Company and you.

                                       Very truly yours,

                                       FINANCIAL SERVICES ACQUISITION
                                         CORPORATION



                                       By____________________________
                                         Title:
AGREED TO AND ACCEPTED
as of the date first
above written.


WELSH, CARSON, ANDERSON & STOWE VI, L.P.
  By WCAS VI Partners, L.P., General Partner



By____________________________________
            General Partner


WCAS INFORMATION PARTNERS, L.P.
  By WCAS INFO Partners, General Partner



By____________________________________
            General Partner



______________________________________
            Patrick J. Welsh



______________________________________
            Russell L. Carson

CUSIP NO. 31769Q-10-8                                        Page 34 of 39 Pages



______________________________________
            Bruce K. Anderson



______________________________________
            Richard H. Stowe


DE CHARTER TRUST CO., as Trustee FBO
  the IRA/Rollover of Richard H. Stowe



By____________________________________



______________________________________
            Thomas E. McInerney



______________________________________
            Andrew M. Paul



______________________________________
            James B. Hoover


DE CHARTER TRUST CO., as Trustee FBO the
  IRA/Rollover of James B. Hoover



By____________________________________



______________________________________
        Robert A. Minicucci

CUSIP NO. 31769Q-10-8                                        Page 35 of 39 Pages



______________________________________
        Anthony J. DeNicola



______________________________________
        Laura Van Buren


David F. Bellet, Trustee, Profit Sharing Plan
DCJSC - Custodian FBO David F. Bellet



______________________________________
            David F. Bellet



______________________________________
            Donald R.A. Marshall



______________________________________
            Alistair H. Johnstone



______________________________________
            Keith E. Reihl



______________________________________
            Brian G. Clark



______________________________________
            Walter E. Dulski

CUSIP NO. 31769Q-10-8                                        Page 36 of 39 Pages



______________________________________
              Gilbert Scharf



______________________________________
            Michael J. Scharf



______________________________________
              Denis Martin



______________________________________
              Larry S. Kopp



______________________________________
            William D. Birch



______________________________________
     Frederick B. Whittemore

CUSIP NO. 31769Q-10-8                                        Page 37 of 39 Pages

                                                                        ANNEX I

                              Investor Stockholders

Welsh, Carson, Anderson & Stowe VI,
  L.P.
WCAS Information Partners, L.P.
Patrick J. Welsh
Russell L. Carson
Bruce K. Anderson
Richard H. Stowe
DE Charter Trust Co., as Trustee
  FBO the IRA/Rollover of
  Richard H. Stowe
Thomas E. McInerney
Andrew M. Paul
James B. Hoover
DE Charter Trust Co., as Trustee
  FBO the IRA/Rollover of
  James B. Hoover
Robert A. Minicucci
Anthony J. deNicola
Laura Van Buren
David F. Bellet, Trustee, Profit
  Sharing Plan DLJSC - Custodian
  FBO David F. Bellet

         c/o Welsh, Carson, Anderson
           & Stowe
         One World Financial Center
         New York, New York  10281

CUSIP NO. 31769Q-10-8                                        Page 38 of 39 Pages

                                                                       ANNEX II

                          EBIC Management Stockholders

Donald R.A. Marshall
[Address]

Alistair H. Johnstone
[Address]

Keith E. Reihl
[Address]

Brian G. Clark
[Address]

Walter E. Dulski
[Address]

CUSIP NO. 31769Q-10-8                                        Page 39 of 39 Pages

                                                                      ANNEX III

                          FSAC Management Stockholders


Gilbert Scharf
[Address]

Michael J. Scharf
[Address]

Denis Martin
[Address]

Larry S. Kopp
[Address]

William D. Birch
[Address]

Frederick B. Whittemore
[Address]